[CADWALADER, WICKERSAHM & TAFT LLP LETTERHEAD]



                                January 13, 2006


Hanna T. Teshome, Esq.
Attorney Adviser
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

            Re: Credit Suisse First Boston Mortgage Securities Corp. Registration Statement on Form S-3
                  Filed November 23, 2005
                  File No. 333-129918
                  ----------------------------------------------------


Dear Ms. Teshome:

We are acting as special counsel to Credit Suisse First Boston Mortgage Securities Corp., the registrant (the "Registrant") under the above-referenced Registration Statement submission (the "Registration Statement"). We have received your letter dated December 20, 2005 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Registration Statement. We have reviewed the Staff's comments contained in the Comment Letter with representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments, and we are submitting today an amended Registration Statement, which, as indicated below, implements changes requested by the Staff in the Comment Letter. Capitalized terms used in this letter without definition have the meanings given them in the base prospectus (the "Base Prospectus") or the attached prospectus supplement (the "Prospectus Supplement" and, together with the Base Prospectus, the "Prospectus") included in the Registration Statement.

We and the Registrant thank you for your review and comment on the Registration Statement and for your assistance with our compliance with the applicable disclosure requirements of Regulation AB.

For your convenience, the Staff's comments are repeated in italics below, followed by the Registrant's responses.

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of


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Hanna T. Teshome, Esq.                                          January 13, 2006


      Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

      The Registrant has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the asset class described in the Registration Statement. There exists no issuing entity affiliated with or previously established, either directly or indirectly, by the Registrant subject to Exchange Act reporting with respect to asset-backed securities of the asset class described in the Registration Statement.

2. While we note the bracketed disclosure you have provided on page S-58 in the context of risk factors, please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties as provided in Item 1119 of Regulation AB.

      The Staff's requested change has been made under "Risk Factors-- Affiliations".

3. As a follow-up to the comment above, while we note the bracketed disclosure you have provided on page S-55, please include a separately captioned section to disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

      The Staff's requested change has been made under "Description of the Sponsor[s] [and Originators/Other Mortgage Loan Sellers]--Litigation Involving Transaction Parties".

4. We note that your base prospectus indicates that the trusts may include mortgage-backed securities. However, the prospectus supplement you have provided does not contemplate an offering of securities backed by a pool of other securities. Rather, it appears to contemplate the securitization of mortgages. Please refer to Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus. In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided.

      The Registrant does not intend to issue securities backed by a pool of other mortgage-backed securities pursuant to the Registration Statement. Therefore, all references in the Base Prospectus to trusts that may include mortgage-backed securities have been deleted.

5. We note your reference on the cover page to the use of subordination as a form of credit enhancement. However, there does not appear to be a corresponding discussion of the terms of such subordination in the prospectus supplement. Please revise accordingly or advise.

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Hanna T. Teshome, Esq.                                          January 13, 2006


      The Registrant has inserted cross-references on the cover page to clarify where the discussions of subordination can be found.

6. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation AB for the definition of issuing entity. In this regard, please revise your cover page, including the second to last sentence of the first paragraph, to refer to the issuing entity. Refer to Item 1102(d) of Regulation AB.

      The Staff's requested change has been made.

7. Please highlight the cross-reference to the risk factors section by prominent type or in another manner. Please refer to Item 501(b) of Regulation S-K and Item 1102 of Regulation AB.

      The Staff's requested change has been made.

8. Please move the dealer prospectus delivery obligation disclosure to the outside back cover of the prospectus. See Item 502(b) of Regulation S-K.

      The Staff's requested change has been made.

9. The summary section should be just that, a summary. Please revise this section to provide brief and concise information in the summary and to include cross-references, as appropriate, to the detailed discussion in the document. Please refer to Item 503(a) of Regulation S-K and Item 1103(a) of Regulation AB.

      The Staff's requested change has been made.

10. We encourage you to provide a graphic illustration(s) of the relationships among the parties to the transaction and the structure of the securities offered, such as the flow of funds and payment priorities and allocations, including any subordination features, as this would assist an investor's understanding of the transaction. Refer to Item 1103(a) of Regulation AB.

      The Registrant has revised the "Summary of the Prospectus Supplement" section of the Prospectus Supplement to include diagrams identifying the parties involved in the issuance and their functions and a diagram that, in general, describes the structure, flow of funds and subordination features of the transaction.

11. We note that, if deemed material, "certain static pool information" will be made available by the depositor on its website. Please revise this bracketed language to confirm that you will provide all information required by Item 1105 of Regulation AB.

      The Staff's requested change has been made.

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Hanna T. Teshome, Esq.                                          January 13, 2006


12. Please expand this disclosure to provide all of the information required by Item 1111(a) of Regulation AB. In this regard, while we note that Column's underwriting standards are general and that there is no assurance that every loan will comply in all respects with the guidelines, the extent to which the underwriting standards and criteria may be overridden is unclear. Additionally, you should expand your disclosure here or elsewhere in the prospectus supplement to clearly address the method and criteria by which the pool assets were selected for the transaction.

      The Staff's requested change has been made under "Column's Underwriting Standards--General" and "--Loan Approval".

13. While we note the disclosure you have provided in this section, please revise to provide all of the information called for by Item 1108 of Regulation AB or advise. For example, it does not appear that you have provided all of the information called for by Item 1108(d) regarding back-up servicers. Additionally, to the extent material, you should provide statistical information regarding servicer advances on the pool asses and the servicer's overall servicing portfolio for the last three years, as well as any material effect on the potential cash flows from assets that may result from the servicer's ability to waive or modify terms or payments on the assets. Finally, provide disclosure responsive to
      Item 1108(c)(7) regarding the custodial duties related to the assets.

      The Staff's requested changes have been made under "The Pooling and Servicing Agreement--The Master Servicer[s]," "--Removal, Resignation and Replacement of Servicer[s]; Transfer of Servicing Duties," "--The Trustee" and "--Modifications, Waivers, Amendments and Consents." Please note that although
Item 1108(d)(1) requires disclosure regarding "financial or other requirements that must be met by a successor servicer," a successor servicer may serve as such upon receipt by the trustee of written evidence that the appointment of such successor would not cause a downgrade, withdrawal or qualification of the then-current ratings assigned to any class of certificates, which is currently disclosed under "The Pooling and Servicing Agreement--Removal, Resignation and Replacement of Servicer[s]; Transfer of Servicing Duties".

14. We note your disclosure on page S-108 indicating that neither you nor the underwriters makes any representation or warranty as to the accuracy or completeness of certain servicing information. We also note similar disclosure on pages S-101 and S-109. A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please remove the disclaimer here and remove any other similar disclaimers in the prospectus.

      The Staff's requested changes have been made.

15. We note the table fees and expenses that you have provided on page S-107. However, it appears that you should expand this table to provide all of the information required by Item 1113(c) of Regulation AB. In this regard, we note that the table refers only to per annum fees, while your disclosure in other sections of the document refer to additional servicing compensation in the form of borrower-paid fees. Please revise accordingly.

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Hanna T. Teshome, Esq.                                          January 13, 2006


      We observe that Item 1113(c) of Regulation AB requires an itemized list of all fees and expenses to be paid or payable out of the cash flows from the pool assets. Since borrower-paid fees are generally paid by the borrower in connection with a servicer function requested by the borrower (e.g., a requested lender approval), and are not deducted from monthly principal and interest payments due to the issuing entity, such borrower-paid fees are not paid or payable "out of the cash flow from the pool assets." We therefore submit that such fees are not required to be itemized in a separate table pursuant to Item 1113(c).

16. Describe any arrangements to have the ratings monitored while the securities are outstanding. Refer to Item 1120 of Regulation AB.

      The Staff's requested change has been made under "Rating".

17. While we note that foreign mortgage loans will not represent more than 10% of a related mortgage pool, please confirm that, if applicable, you will describe any pertinent factors related to the foreign jurisdiction that could materially affect payments on, the performance of, or other matters relating to, the assets in the pool and the asset-backed securities.

      The Registrant confirms that if applicable, it will describe any pertinent factors related to any foreign jurisdiction that could materially affect payments on, the performance of, or other matters relating to, the assets in the pool and the offered certificates.

18. We note your statement that the net proceeds to be received from the sale of the offered certificates will be applied towards the purchase of the related pool assets "[u]nless otherwise specified in the related prospectus supplement" and note that you have included similar statements throughout the base prospectus. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available.. Please revise the base prospectus to describe the assets, credit enhancement or other structural features reasonably contemplated to be included in an actual takedown.

      The Staff's requested change has been made. In connection therewith, please note that we reviewed the Base Prospectus for instances where the phrase quoted in the Staff's Comment above and similar phrases appeared. There were no other instances of the specific phrase quoted above. While we note similar phrases appear, such phrases do not relate to assets, structural features, credit enhancement or other features that are not described in the Base Prospectus. Rather, such phrases point investors to the related Prospectus Supplement that will provide deal-specific particularities of such assets, structural features, credit enhancement or other features.

19. We note from page 65 that you will specify in the related prospectus supplement the pass-through rate for each class of interest-bearing certificates offered or, in the case of

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Hanna T. Teshome, Esq.                                          January 13, 2006


      floating, adjustable or variable pass-through rates, the method for determining such rate. Please expand your disclosure in the base prospectus to identify the indices on which the floating or adjustable mortgage rates may be based. Additionally, please note that the only indices permitted under the definition of an asset-back security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2 of SEC Release 33-8518.

      As discussed by a colleague with the Staff in a telephone conversation on December 29, 2005 in connection with another registrant's filing, the Registrant confirms the indices that will be applicable to floating rate mortgage loans included in a pool, and floating rate securities that may be issued in a transaction will be indices that reflect interest rates utilized in debt transactions and in no event will be indices that are linked to stocks or commodities.

20. While we note the disclosure you have provided in this section regarding the delivery of reports prepared in accordance with Item 1122(d) of Regulation AB, the corresponding disclosure on page S-132 does not appear to comply with Item 1122 of Regulation AB. Please revise accordingly or advise.

      The Registrant has clarified the delivery of reports required by Item 1122(d) of Regulation AB by providing a cross-reference to the appropriate sections in both the Prospectus Supplement and the Base Prospectus, which sections contain the disclosure required by such Item.

21. We note your disclosure on page 83 indicating that you may use credit derivatives, including credit default swaps. As this disclosure seems to indicate that your credit support will not be limited to interest rate or currency swaps, please delete your disclosure relating to credit derivatives in this section and throughout this document or advise us how the anticipated swaps would meet the definition of an asset backed security. Please refer to Section III.A.2 of SEC Release No. 33-8518 and to Item 1115 of Regulation AB for a description of permissible derivative products.

      The Staff's requested change has been made.

22. We note your disclosure on page S-59 regarding agreements that will be filed on Form 8-K after the closing date. However, you should file the finalized agreements at the time of each takedown. Refer to 1100(f) of Regulation AB and revise or advise as necessary.

      The Registrant confirms that the material terms of the operative documents will be disclosed in the Prospectus Supplement and that such operative documents will be filed with the Commission within 15 days of the closing date.

We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments.

If you have any questions regarding the foregoing responses, please call me at
(212) 504-6067.

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Hanna T. Teshome, Esq.                                          January 13, 2006


                                    Very truly yours,


                                    /s/ Patrick T. Quinn

                                    Patrick T. Quinn


cc:   Jodi E. Abramowitz, Esq.
      Jeffrey A. Altabef
      Edmund Taylor

Enclosures: